                      SUPPLEMENT DATED MARCH 19, 1998 TO
                 OFFER TO PURCHASE DATED FEBRUARY 13, 1998 OF
                           FV-SCC ACQUISITION CORP.,
                         A WHOLLY-OWNED SUBSIDIARY OF
                              FOUNTAIN VIEW, INC.

  THE OFFER HAS BEEN EXTENDED. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
       12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 25, 1998,
                     UNLESS THE OFFER IS FURTHER EXTENDED

To the Holders of Common Stock of Summit Care Corporation:

  This Supplement amends and supplements the Offer to Purchase dated February 13, 1998 (and related documents) (collectively, the "Offer to Purchase") of FV-SCC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Fountain View, Inc., a Delaware corporation (the "Parent"), with respect to the tender offer made by Purchaser to purchase all of the outstanding shares of common stock, no par value per share (the "Common Stock"), of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

  1. In the event the Minimum Condition is not satisfied on or before the tenth business day after all other conditions to the Offer have been satisfied (the "Initial Expiration Date"), (A) the Offer shall be automatically amended to be an offer for that number of shares which, together with the shares then owned directly or indirectly by Purchaser, would equal not less than 49.9% of the Shares then outstanding (calculated as of the Initial Expiration Date) shall have been validly tendered and not withdrawn prior to the expiration of the Offer, and (B) Purchaser will amend the Offer to provide that Purchaser will purchase, on a pro rata basis in the Offer, that number of shares which, together with the shares then owned directly or indirectly by Purchaser, would equal 49.9% of the Shares then outstanding (calculated as of the Initial Expiration Date) (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any shares if less than 49.9% of the Shares are tendered pursuant to the Offer and not withdrawn at the expiration of the Offer). In the event the Offer is amended to provide that Purchaser will purchase, on a pro rata basis in the Offer, that number of shares which, together with the shares then owned directly or indirectly by Purchaser, would equal 49.9% of the Shares then outstanding, Purchaser shall extend the Offer for a period of not less than ten business days following the public announcement of such amendment of the Offer. In that event, Purchaser will mail to each of the shareholders a supplement to the Offer to Purchase, indicating that the Offer has been amended to provide that Purchaser will purchase, on a pro rata basis in the Offer, that number of shares which, together with the shares then owned directly or indirectly by Purchaser, would equal 49.9% of the Shares then outstanding.

  2. All of the directors of the Company, except William C. Scott, were present at the meeting on February 6, 1998, and all the directors except for Mr. Scott, who was absent, acting on the unanimous recommendation of a special committee of independent directors, by unanimous vote (a) have determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company, (b) have approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (c) recommend acceptance of the Offer by shareholders of the Company.

  3. The following paragraph is added to the end of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger":

  Net book value per share as stated in "Certain Information Concerning the Company" was $11.73 as of December 31, 1997 and $11.39 as of June 30, 1997, each of which is significantly below the $21.00 per share price in the Offer. As a result, the Board did not view net book value per share as a relevant measure of value. Liquidation value per share was not deemed relevant by the Board because the Company's value on a liquidation basis would be substantially below the Offer price. This is based on numerous factors,
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  including the fact that the Company's valuable regulatory licenses and permits would not be transferrable in a liquidation.

  4. The following additional language is added at the end of the second paragraph under the subsection entitled "SPECIAL FACTORS--The Merger Agreement and Related Agreements--Employee Matters", as it is expected that the Merger Agreement will be amended to modify this provision:

  "provided, however, that the Company shall be permitted to make adjustments in base salary, wage rates and benefits which the Company believes are necessary in order to enable the Company to remain competitive in the marketplace."

  5. The following subsection is hereby added to the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Information Concerning Purchaser and Parent":

  Heritage. Heritage is a Delaware limited partnership with its principal executive offices located at 30 Rowes Wharf, Suite 300, Boston, MA 02110.

  Heritage is engaged in the business of making private equity investments in businesses in a wide range of industries. Heritage (excluding its related funds) has approximately $380 million of capital under management.

  The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Heritage are set forth in Schedule I of the Offer to Purchase.

  Except as set forth in the Offer to Purchase, neither Heritage, nor, to the best knowledge of Heritage, any of the persons listed in Schedule I hereto, or any associate or majority owned subsidiary of such persons, beneficially owns any equity security of the Company, and neither Heritage, nor, to the best knowledge of Heritage, any of the other persons referred to above, or any of the directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

  Except as set forth in this Offer to Purchase, neither Heritage, nor, to the best knowledge of Heritage, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, neither Heritage, nor, to the best knowledge of Heritage, any of the persons listed in Schedule I hereto has effected any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

  Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Heritage, or its subsidiaries, or, to the best knowledge of Heritage, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

  6. The following disclosure replaces the current disclosure contained in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Position of Purchaser and Parent Regarding Fairness of the Offer and the Merger":

  4. POSITION OF PURCHASER, PARENT AND HERITAGE REGARDING FAIRNESS OF THE OFFER AND THE MERGER.

  Purchaser, Parent and Heritage believe that the Offer Price is fair to the Company's shareholders. Purchaser, Parent and Heritage base their belief on:
(a) the fact that the Special Committee, consisting solely of independent directors, was appointed in connection with the Merger Agreement to represent the interests of shareholders, (b)

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the fact that the Special Committee was advised by independent financial and legal advisors, (c) the fact that the Company Board (with Mr. Scott absent during the vote), acting upon the unanimous recommendation of the Special Committee, and the Special Committee, based on the factors considered by the Special Committee set forth above, concluded that the Offer and Merger are fair to and in the best interests of the Company and the Company's shareholders, (d) the fact that Parent, Purchaser, Heritage and the Company Board (through the Special Committee), with their respective financial and legal advisors, negotiated the terms of the Merger and the Merger Agreement with the Special Committee on an arm's-length basis over a period of time and
(e) the fact that the consideration to be paid in the Offer and the Merger represents a premium of approximately 28.6% over the average reported closing price for the Shares on the 20 trading days prior to the public announcement of the Merger Agreement. Purchaser, Parent and Heritage have reviewed the factors considered by the Special Committee and the Company Board in support of its decision described above and had no basis to question its consideration of or reliance on those factors. In reaching their conclusions, Purchaser, Parent and Heritage also considered generally the current and historical market price for the Shares. Purchaser, Parent and Heritage did not find it practicable to, and did not, assign relative weights to the individual factors discussed above in reaching their conclusion as to fairness. In light of the nature of the Company's business, Purchaser, Parent and Heritage did not deem net book value or liquidation value to be relevant indicators of the value of the Shares.

   7 . The following disclosure replaces the current disclosure contained under the subheading "Certain Company Projections" in the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Information Concerning the Company":

  Certain Company Projections. In connection with Parent's and Purchaser's due diligence review of the Company and in the course of the negotiations between the Company, Parent and Purchaser described in "SPECIAL FACTORS--Background of the Offer, and the Merger" which led to the execution of the Merger Agreement, the Company provided Parent and Purchaser with certain projections of future operating performance of the Company which Parent and Purchaser believe are not publicly available. Such projections, which were prepared in the course of the Company's normal budget and planning process in June 1997, cover the five-year period beginning with 1998. Such information included, among other things, the Company's projection of net revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and net income as follows:

                                                YEAR ENDED JUNE 30,
                                    --------------------------------------------
                                      1998     1999     2000     2001     2002
                                    -------- -------- -------- -------- --------
                                                   (IN THOUSANDS)
Total net revenues................. $236,100 $255,300 $269,600 $282,700 $296,000
EBITDA(1)..........................   30,400   34,000   36,200   37,900   38,700
Net income(1)......................    7,600   10,200   11,800   13,100   13,900

--------
(1) During the time negotiations with Parent were underway, the Company revised downward its EBITDA and net income projections for fiscal 1998 to $29,600 and $6,400, respectively, to reflect the Company's actual results of operations for the quarter ended December 31, 1997.

  THE COMPANY DOES NOT AS A MATTER OF COURSE MAKE PUBLIC ANY PROJECTIONS AS TO FUTURE PERFORMANCE OR EARNINGS, AND THE PROJECTIONS SET FORTH ABOVE ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE THE INFORMATION WAS MADE AVAILABLE TO PARENT AND PURCHASER BY THE COMPANY. THE COMPANY HAS INFORMED PARENT AND PURCHASER THAT THESE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS. THE COMPANY HAS ALSO INFORMED PARENT AND PURCHASER THAT ITS INTERNAL FINANCIAL FORECASTS (UPON WHICH THE PROJECTIONS PROVIDED TO THE PARENT AND THE PURCHASER WERE BASED IN PART) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE AND ARE SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO VARIOUS INTERPRETATIONS AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. PROJECTED INFORMATION OF THIS TYPE IS BASED ON ESTIMATES AND ASSUMPTIONS WHICH

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THEMSELVES ARE BASED ON EVENTS AND CIRCUMSTANCES THAT HAVE NOT TAKEN PLACE AND
ARE INHERENTLY SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY, PURCHASER OR PARENT. THE PROJECTIONS WERE PREPARED IN JUNE 1997, AND, ACCORDINGLY DUE TO
THE PASSAGE OF TIME AND CHANGES IN CIRCUMSTANCES, MANY OF THE ASSUMPTIONS ON WHICH THEY WERE BASED MAY NO LONGER BE VALID. MANY OF THE ASSUMPTIONS UPON WHICH THE FOREGOING PROJECTIONS WERE BASED, NONE OF WHICH WERE APPROVED BY PARENT OR PURCHASER, ARE DEPENDENT UPON ECONOMIC FORECASTING (BOTH GENERAL AND SPECIFIC TO THE COMPANY'S BUSINESS), WHICH IS INHERENTLY UNCERTAIN AND SUBJECTIVE. AMONG OTHER THINGS, THE COMPANY'S FUTURE RESULTS OF OPERATIONS MAY BE IMPACTED BY CHANGES IN MEDICARE RATE REIMBURSEMENT RULES, THE IMPACT OF THE PROSPECTIVE PAYMENT SYSTEM, CHANGES IN CENSUS AND QUALITY MIX AT THE COMPANY'S FACILITIES, CHANGES IN STATE HEALTH CARE REGULATORY REQUIREMENTS AND OTHER MATTERS. THEREFORE, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN THE ACTUAL AND PROJECTED RESULTS AND THAT THE ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED. INCLUSION OF THE FOREGOING PROJECTIONS SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER, THE COMPANY OR ANY OTHER PERSON WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS, AND NEITHER PURCHASER NOR PARENT HAS RELIED ON THEM AS SUCH. NONE OF PARENT, PURCHASER OR THE COMPANY INTENDS TO PUBLICLY UPDATE OR OTHERWISE PUBLICLY REVISE THE PROJECTIONS SET FORTH ABOVE. THE INDEPENDENT ACCOUNTANTS FOR THE COMPANY, PARENT AND PURCHASER HAVE NOT EXAMINED, REVIEWED OR COMPILED THESE PROJECTIONS AND ACCORDINGLY DO NOT
EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THEM.

  8. The section entitled "THE TENDER OFFER--Source and Amount of Funds" is amended by adding the following paragraph at the end of such section:

  Parent is currently proceeding with negotiations to issue up to $135 million of unsecured senior subordinated notes pursuant to Rule 144A (the "144A Offering"). It is anticipated that the notes will have a ten year maturity, and it is currently expected that the obligations under the notes will be guaranteed by some or all of Parent's subsidiaries, including the Company. An interest rate has not yet been determined. It is anticipated that the 144A Offering will close simultaneously with the effective time of the Merger. A portion of the proceeds from the 144A Offering is expected to be used to reduce amounts which Parent would otherwise have borrowed pursuant to Facility
C. Parent's overall indebtedness for borrowed money is not expected to be greater as a result of the 144A Offering than it would be if the 144A Offering is not completed. Neither the Offer nor the Merger are contingent upon successful completion of the 144A Offering.

  9. The introductory language in subsection (iii) of the section entitled "THE TENDER OFFER--Certain Conditions of the Offer" which reads as follows "(iii) prior to the acceptance for payment of Shares" is deleted and replaced with the following: "(iii) prior to the expiration date,".

  10. The section entitled "THE TENDER OFFER--Certain Conditions of the Offer" is further amended by adding the following sentence to the end of such section:

  The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time, on March 6, 1998. Consequently, the HSR condition has been satisfied.

  11. In order to give the Purchaser designees a majority of the seats on the Board of Directors of the Company, one or two members of the Special Committee (but not Mr. Massimino, its Chairman) are expected to resign. Mr. Massimino will be granted the authority to address on behalf of the Company any issues that arise under the Merger Agreement between the Company, on the one hand, and Parent and Purchaser, on the other hand.

March 19, 1998

                                          FV-SCC ACQUISITION CORP.

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